UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ArQule, Inc.

(Name of Subject Company)

ArQule, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04269E107

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President and Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Catherine J. Dargan, Esq. Michael J. Riella, Esq. Covington & Burling LLP One CityCenter 850 Tenth Street, NW Washington, DC 20001-4956 +1 (202) 662 6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by ArQule, Inc. (“ArQule”) with the Securities and Exchange Commission (the “SEC”) on December 17, 2019, relating to the tender offer by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated December 6, 2019, among ArQule, Parent and Purchaser, as amended or supplemented from time to time), of ArQule for a purchase price of $20.00 per Share in cash, net to the seller without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent and Purchaser with the SEC on December 17, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Forward-Looking Statements” on page 41 of this Schedule 14D-9:

Final Results of the Offer and Completion of the Merger

At one minute after 11:59 p.m., Eastern Time, on January 15, 2020, the Offer and related withdrawal rights expired as scheduled (such date, the “Expiration Date”), and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer, that, as of the expiration of the Offer, a total of 103,394,298 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 75.3% of the sum of (a) all Shares then outstanding at the Expiration Date and (b) all Shares that ArQule would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares ((including all then outstanding ArQule stock options and unexercised warrants to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof).

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition and all other Offer Conditions were satisfied. Promptly after the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following consummation of the Offer, Parent completed its acquisition of ArQule by consummating the Merger without the affirmative vote of ArQule’s stockholders, pursuant to Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into ArQule, with ArQule continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent, and each Share (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive $20.00 in cash, without interest and less any tax withholding.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of ArQule’s reporting obligations under the Exchange Act as promptly as practicable.

On January 16, 2020, Merck & Co., Inc. issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

ITEM 9.   EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(L)	Press Release, issued by Merck & Co., Inc. on January 16, 2020, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020	ArQule, Inc.

	By:	/s/ Faye C. Brown
	Name:	Faye C. Brown
	Title:	Assistant Secretary